FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2023

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

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AstraZeneca PLC

INDEX TO EXHIBITS

1.
Dato-DXd significantly improved PFS in lung cancer

This announcement contains inside information

3 July 2023

Datopotamab deruxtecan met dual primary endpoint of progression-free survival in patients with advanced non-small cell lung cancer in TROPION-Lung01 Phase III trial

First Phase III results for AstraZeneca and Daiichi Sankyo's TROP2-directed antibody drug conjugate demonstrated statistically significant improvement in progression-free survival vs. standard chemotherapy in previously treated locally advanced or metastatic disease

Trial will continue to assess the dual primary endpoint of overall survival

Positive high-level results from the TROPION-Lung01 Phase III trial showed datopotamab deruxtecan (Dato-DXd) demonstrated a statistically significant improvement for the dual primary endpoint of progression-free survival (PFS) compared to docetaxel, the current standard of care chemotherapy, in patients with locally advanced or metastatic non-small cell lung cancer (NSCLC) treated with at least one prior therapy.

For the dual primary endpoint of overall survival (OS), the data were not mature and an early trend was observed in favour of datopotamab deruxtecan versus docetaxel that did not meet the prespecified threshold for statistical significance at this interim analysis. The trial will continue as planned to assess OS with greater maturity. The investigators and participants will remain blinded to the results.

The safety profile of datopotamab deruxtecan was consistent with previous clinical trials with no new safety signals identified. All grade interstitial lung disease was generally consistent with prior clinical trials, with the majority being low grade. Some Grade 5 events were observed.

Datopotamab deruxtecan is a specifically engineered TROP2-directed DXd antibody drug conjugate (ADC) being jointly developed by AstraZeneca and Daiichi Sankyo.

Susan Galbraith, Executive Vice President, Oncology R&D, AstraZeneca, said: "With TROPION-Lung01, we met the dual primary endpoint of progression-free survival, challenging the entrenched standard of care in a previously treated and unselected patient population that has long deserved an alternative to chemotherapy. These first Phase III trial results from the datopotamab deruxtecan clinical programme provide compelling evidence for the potential role this TROP2-directed antibody drug conjugate can play in treating patients with lung cancer."

Ken Takeshita, MD, Global Head, Oncology R&D, Daiichi Sankyo, said: "We are encouraged by the statistically significant results of the dual primary endpoint of progression-free survival seen with datopotamab deruxtecan and look forward to the final overall survival analysis. We plan to share these data with regulatory authorities to discuss next steps."

More than one million people worldwide are diagnosed with advanced NSCLC each year.1,2 While immunotherapy and targeted therapies have improved outcomes in the 1st-line metastatic setting, most patients eventually experience disease progression and receive chemotherapy.3-5 For decades, chemotherapy has been the last treatment available for patients with advanced NSCLC in the absence of other treatment options and despite limited effectiveness and known side effects.3-5 TROP2 is a protein highly expressed in a large majority of lung cancers. There are currently no TROP2-directed ADCs approved for the treatment of patients with lung cancer.6-8

TROPION-Lung01 enrolled patients with and without actionable genomic alterations, such as EGFR and ALK. Patients with actionable genomic alterations were previously treated with platinum-based chemotherapy and an approved targeted therapy. Patients without actionable genomic alterations were previously treated, concurrently or sequentially, with platinum-based chemotherapy and a PD-1 or PD-L1 inhibitor.

The data will be presented at a forthcoming medical meeting and shared with health authorities.

Notes

Non-small cell lung cancer
More than one million people worldwide are diagnosed with advanced NSCLC each year.1,2 While immunotherapy and targeted therapies have improved outcomes in the 1st-line metastatic setting, most patients eventually experience disease progression and receive chemotherapy.3-5 For decades, chemotherapy has been the last treatment available for patients with advanced NSCLC in the absence of other treatment options and despite limited effectiveness and known side effects.3-5

TROP2 is a protein highly expressed in a large majority of lung cancers.6 There are currently no TROP2-directed ADCs approved for the treatment of patients with lung cancer.7,8

TROPION-Lung01
TROPION-Lung01 is a global, randomised, multicentre, open-label Phase III trial evaluating the efficacy and safety of datopotamab deruxtecan (6.0 mg/kg) versus docetaxel (75 mg/m2) in patients with locally advanced or metastatic NSCLC, with or without actionable genomic alterations, treated with at least one prior therapy. Patients without actionable genomic alterations were previously treated, concurrently or sequentially, with platinum-based chemotherapy and a prior PD-1 or PD-L1 inhibitor. Patients with actionable genomic alterations were previously treated with platinum-based chemotherapy and targeted therapy as approved for their detected genomic alteration.

The dual primary endpoints of TROPION-Lung01 are PFS as assessed by blinded independent central review (BICR) and OS. Key secondary endpoints include investigator-assessed PFS, objective response rate, duration of response, time to response and disease control rate as assessed by both BICR and an investigator, and safety.

TROPION-Lung01 enrolled approximately 600 patients at sites in Asia, Europe, North America and South America. For more information visit ClinicalTrials.gov.

Datopotamab deruxtecan (Dato-DXd)
Datopotamab deruxtecan (Dato-DXd) is an investigational TROP2-directed ADC. Designed using Daiichi Sankyo's proprietary DXd ADC technology, datopotamab deruxtecan is one of five lead ADCs in the oncology pipeline of Daiichi Sankyo, and one of the most advanced programmes in AstraZeneca's ADC scientific platform. Datopotamab deruxtecan is comprised of a humanized anti-TROP2 IgG1 monoclonal antibody, developed in collaboration with Sapporo Medical University, attached to a number of topoisomerase I inhibitor payloads, an exatecan derivative, via tetrapeptide-based cleavable linkers.

A comprehensive development programme is underway globally with more than 12 trials evaluating the efficacy and safety of datopotamab deruxtecan across multiple TROP2-targetable tumours, including NSCLC, triple-negative breast cancer and hormone receptor-positive, HER2-low or negative breast cancer. Beyond the TROPION programme, datopotamab deruxtecan is also being evaluated in novel combinations in several ongoing trials.

In NSCLC, the TROPION-Lung07, TROPION-Lung08 and AVANZAR Phase III trials are evaluating datopotamab deruxtecan and immune checkpoint inhibitor combinations as potential 1st-line treatment options for patients with advanced or metastatic disease, a strategy informed by the results of two early trials. AstraZeneca is also researching a potential diagnostic test to help identify patients most likely to benefit from treatment with datopotamab deruxtecan.

AstraZeneca and Daiichi Sankyo collaboration
AstraZeneca and Daiichi Sankyo entered into a global collaboration to jointly develop and commercialise Enhertu in March 2019 and datopotamab deruxtecan in July 2020, except in Japan where Daiichi Sankyo maintains exclusive rights for each ADC. Daiichi Sankyo is responsible for the manufacturing and supply of Enhertu and datopotamab deruxtecan.

AstraZeneca in lung cancer
AstraZeneca is working to bring patients with lung cancer closer to cure through the detection and treatment of early-stage disease, while also pushing the boundaries of science to improve outcomes in the resistant and advanced settings. By defining new therapeutic targets and investigating innovative approaches, the Company aims to match medicines to the patients who can benefit most.

The Company's comprehensive portfolio includes leading lung cancer medicines and the next wave of innovations, including Tagrisso (osimertinib) and Iressa (gefitinib); Imfinzi (durvalumab) and Imjudo (tremelimumab); Enhertu (trastuzumab deruxtecan) and datopotamab deruxtecan in collaboration with Daiichi Sankyo; Orpathys (savolitinib) in collaboration with HUTCHMED; as well as a pipeline of potential new medicines and combinations across diverse mechanisms of action.

AstraZeneca is a founding member of the Lung Ambition Alliance, a global coalition working to accelerate innovation and deliver meaningful improvements for people with lung cancer, including and beyond treatment.

AstraZeneca in oncology
AstraZeneca is leading a revolution in oncology with the ambition to provide cures for cancer in every form, following the science to understand cancer and all its complexities to discover, develop and deliver life-changing medicines to patients.

The Company's focus is on some of the most challenging cancers. It is through persistent innovation that AstraZeneca has built one of the most diverse portfolios and pipelines in the industry, with the potential to catalyse changes in the practice of medicine and transform the patient experience.

AstraZeneca has the vision to redefine cancer care and, one day, eliminate cancer as a cause of death.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Diseases, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

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References
1.   Siegel R, et al. Cancer Statistics, 2021. CA Cancer J Clin. 2021;71:7-33.
2.   World Health Organization. International Agency for Research on Cancer. Lung Fact Sheet. Available at: https://gco.iarc.fr/today/data/factsheets/cancers/15-Lung-fact-sheet.pdf. Accessed July 2023.
3.   Chen R, et al. Emerging therapeutic agents for advanced non-small cell lung cancer. J Hematol Oncol. 2020;13(1):58.
4.   Majeed U, et al. Targeted therapy in advanced non-small cell lung cancer: current advances and future trends. J Hematol Oncol. 2021;14(1):108.
5.   Pircher, A, et al. Docetaxel in the Treatment of Non-small Cell Lung Cancer (NSCLC) - An Observational Study Focusing on Symptom Improvement. Anticancer Research. 2013;33(9):3831-3836.
6.   Mito R, et al. Clinical impact of TROP2 in non‐small lung cancers and its correlation with abnormal p53 nuclear accumulation. Pathol Int. 2020;70(5):287-294.
7.   Rodríguez-Abreau D et al. Pemetrexed plus platinum with or without pembrolizumab in patients with previously untreated metastatic nonsquamous NSCLC: protocol-specified final analysis from KEYNOTE-189. Ann Onc. 2021 Jul;32(7): 881-895.
8.   American Cancer Society. Targeted Drug Therapy for Non-Small Cell Lung Cancer. Available at: https://www.cancer.org/cancer/types/lung-cancer/treating-non-small-cell/targeted-therapies.html. Accessed July 2023.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 03 July 2023

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary